Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended March 31, 2005 (millions)
Operating Revenue	$6,037

Operating Expenses	5,329

Income from operations	708

Other income	76

Interest and related charges	259

Income before income taxes	525

Income tax expense	181

Net income	344

Preferred dividends	16

Balance available for common stock	$ 328